UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 31, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On July 30, 2015, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that Samuel Gulko joined the Company’s Board of Directors as a non-executive independent member.

For the past eleven years Mr. Gulko has served on the Board of Directors of Smith Micro Software, Inc, a NASDAQ listed company and as Chairman of its Audit Committee and a member of its Compensation Committee. Previously, Mr. Gulko was a member of the Board of Directors of Spectrum Pharmaceuticals, Inc., another NASDAQ listed company as well as its Chief Financial Officer, Vice President of Finance and Treasurer. Mr. Gulko brings to Company more than fifty (50) years of accounting and finance experience, including over twenty (20) years as an Audit Partner with Ernst & Young. Mr. Gulko holds a Bachelor’s degree in Accounting from the University of Southern California [and attended the University of Maryland and Rutgers University.]

The press release also announced the appointment of Lena Despotopoulou, previously the Head of the Company’s Internal Audit Department, as the Company’s Chief Financial Officer and the appointment of Eleftheria Savvidaki, the Company’s Legal Counsel since February 2015, as the Company’s Corporate Secretary, each of their respective bios appear below. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Prior to her appointment as Chief Financial Officer, Mrs. Despotopoulou served as the Company’s Head of Internal Audit from February 2010 until June 2015. During her career with the Company, Mrs. Despotopoulou aided the Company on business activities related to the development of the commodity business sector of the Company. Mrs. Despotopoulou has over twelve (12) years of experience in finance function effectiveness, internal audit and Sarbanes-Oxley Act compliance for shipping companies. Before joining the Company, Mrs. Despotopoulou worked for six (6) years in the internal audit and advisory services of PricewaterhouseCoopers in Greece, participating in and managing a number of projects, including, but not limited to, strategy and operations, business plans formation, finance function effectiveness, corporate governance, Sarbanes-Oxley Act compliance, internal control procedures manuals and evaluation of internal audit departments and risk assessments and assurance services, assessment of the efficiency and effectiveness of the systems of internal controls, in the shipping and banking industry and manufacturing companies with worldwide offices and plants. Mrs. Despotopoulou holds a Master’s degree in Organizational and Financial Psychology and a Bachelor’s degree in Economics on Public Administration from Panteion University of Social and Political Sciences in Athens, Greece. Mrs. Despotopoulou is a member of the Hellenic Institute of Internal Auditors and the International Institute of Internal Auditors.

Eleftheria Savvidaki is the Company’s Legal Counsel and Corporate Secretary. Mrs. Savvidaki has served as the Company’s Legal Counsel since February 2015. Prior to joining the Company, Mrs. Savvidaki acted as an external Legal Consultant to the Company for more than two years. Mrs. Savvidaki has over thirteen years of experience in shipping law, S&P, insurance and claims, as well as corporate legal matters and certain corporate governance compliance matters. Mrs. Savvidaki has a significant amount of knowledge of the legal framework of charter yachts. During the course of her career, Mrs. Savvidaki has held the positions of Legal Manager at Premium Consul LLC, Claims and Insurance Manager at Oceanfleet Shipping Ltd, and Claims Handler and Insurance Professional at Goldenport Shipmanagement Ltd. In 2006, Mrs. Savvidaki was actively engaged in the Initial Public Offering of Goldenport Holdings Inc. in the main market of the London Stock Exchange. Mrs. Savvidaki was Company Secretary of Goldenport Holdings Inc. from 2007 to 2011. Mrs. Savvidaki holds a Master’s of Laws, LLM, in Legal Aspects of Marine Affairs from Cardiff University in the United Kingdom and a Bachelor’s degree, with Honors, in Maritime Business and Maritime Law from the University of Plymouth in the United Kingdom.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated as of July 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer